

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

<u>Via facsimile</u>
Mr. Paul T. Frampton
Chief Financial Officer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, Utah 84057

      Re: **ForeverGreen Worldwide Corporation**

            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed April 15, 2010

            Response Letter Dated January 11, 2011

            Response Letter Dated April 25, 2011

            Response Letter Dated April 29, 2011

            Form 10-K/A for Fiscal Year Ended December 31, 2009
            Filed May 2, 2011

            Response Letter Dated June 6, 2011

            Form 10-K/A for Fiscal Year Ended December 31, 2009
            Filed June 7, 2011

            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed June 9, 2011

            File No. 000-26973

Dear Mr. Frampton:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ W. Bradshaw Skinner

                        W. Bradshaw Skinner
                        Senior Assistant Chief Accountat